UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)

TRUETT-HURST, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

897871109
(CUSIP Number)

Andrew Eisenberg, General Counsel/Chief Compliance Officer
North Star Investment Management Corporation
20 N. Wacker Drive, Suite 1416
Chicago, IL 60606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2018 (See Explanatory Note Below)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 897871109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

North Star Investment Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

758,034
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

758,034
	10	SHARED DISPOSITIVE POWER

516,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,274,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.34%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

Explanatory Note:

            North Star Investment Management Corporation, the Reporting Person, heretofore has reported its beneficial ownership of shares of the Class A Common Stock of Truett-Hurst, Inc. on Schedule 13G. The Reporting Person is required to amend its Schedule 13G to report a recent increase in its beneficial ownership of more than five percent of the Class A Common Stock of Truett-Hurst, Inc. The Reporting Person has elected, instead, to report such increase on this statement on Schedule 13D/A. However, the filing of this statement on Schedule 13D/A does not constitute an acknowledgement or admission by the Reporting Person that it is required to report its beneficial ownership of Class A Common Stock on Schedule 13D/A, rather than on Schedule 13G.

Item 1. Security and Issuer

            This statement on Schedule 13D relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Truett-Hurst, Inc., a Delaware corporation (the “Issuer”), which were purchased by investment advisory clients of the Reporting Person (the “Shares”). The principal executive offices of the Issuer are located at 125 Foss Creek Circle, Healdsburg, California 95448.

Item 2. Identity and Background

(a)-(c) The reporting person is: North Star Investment Management Corporation (the “Reporting Person”), a Delaware corporation. The Reporting Person is a privately-held investment advisor which is wholly owned by North Star Financial Services Corp. (the “Holding Company”). The Reporting Person provides investment advisory services to public mutual and private investment funds (“Funds”) and accounts held by corporations, individuals and others (the “Separately Managed Accounts”).

            The business address of the Reporting Person and the Holding Company is: 20 N. Wacker Drive, Suite 1416, Chicago, IL 60606

            (i) The names, addresses and principal occupations of each of the Reporting Person’s executive officers, each member of the Reporting Person’s Board of Directors and any other persons ultimately in control of the Reporting Person are set forth below:

Peter Gottlieb – President, Director and control person of Reporting Person

Eric Kuby – Chief Investment Officer, Director and control person of Reporting Person

            (ii)  The names, addresses and principal occupations of each of the Holding Company’s executive officers, each member of the Holding Company’s Board of Directors and any other persons ultimately in control of the Reporting Person are set forth below:

Eric Kuby – President, Director and control person of Holding Company

Peter Gottlieb – Secretary, Treasurer, Director and control person of Holding Company

The address for each of the individuals listed above is 20 N. Wacker Drive, Suite 1416, Chicago, IL 60606.

(d)        During the last five years, neither the Reporting Person, the Holding Company, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, neither the Reporting Person, the Holding Company, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

(f)        Mr. Gottlieb and Mr. Kuby are each a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

            The Shares purchased on behalf of the respective Funds were purchased with monies obtained by the Funds through capital contributions from investors in the Funds. The Shares purchased on behalf of the Separately Managed Accounts were purchased with personal or operating funds of the account holders.

            The total amount of funds used by the Reporting Person’s advisory clients to purchase the Shares reported herein is $3,395,278.93.

Item 4. Purpose of Transaction

            The Shares were purchased for investment purposes on behalf of the advisory clients of the Reporting Person. The Reporting Person intends to evaluate from time to time the investment goals and objectives of its advisory clients, other investment opportunities available to them, and general economic, market and other conditions, as well as the Issuer's business operations and prospects and the price and availability of shares of Common Stock. Based on such evaluations, the Reporting Person may determine at any time to cause its advisory clients to acquire additional shares of Common Stock or sell or otherwise dispose of some or all of the Shares.

            The Reporting Person may seek to engage in discussions with the management of the concerning the Issuer or its business or operations. Such discussions may relate to any one or more of the transactions specified below in clauses (a) through (j) of this Item 4.

            Except as described above, the Reporting Person has no plans or proposals which relate to or would result in:

            (a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

            (c)        A sale or transfer of a material amount of assets of the Issuer;

            (d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e)        Any material change in the present capitalization or dividend policy of the Issuer;

            (f)        Any other material change in the Issuer's business or corporate structure;

            (g)        Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)        Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

            (a)        The Reporting Person is the beneficial owner of a total of 1,274,271 Shares, representing approximately 28.34% of the shares of the Common Stock outstanding (based on 4,496,383 shares of Common Stock outstanding on March 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2018). None of the persons named in Item 2 other than the Reporting Person beneficially own any of the securities reported herein.

            (b)        The Reporting Person has sole voting and dispositive power over the 758,034 Shares held, in the aggregate, by the Funds and has shared dispositive power and no voting power over the 516,237 Shares held in the aggregate in the Separately Managed Accounts.

            (c)        Certain information regarding transactions in shares of the Common Stock effected by the Reporting Person within the last 60 days is set forth in Schedule 1 to this Schedule 13D.

            (d)        As of August 16, 2018, the following persons were known to the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of more than 5% of the Common Stock of the Issuer.

North Star 10 10 Fund L.P.
North Star Micro Cap Fund

            (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            There are no contracts, arrangements, understandings or relationships between the Reporting Person or any executive officers or directors of the Reporting Person, and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the investment advisory contracts between the Reporting Person and its investment advisory clients, in which the advisory clients grant to the Reporting Person voting and investment power with respect to securities held in their respective accounts, including shares of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2018
Dated

/s/ Andrew Eisenberg
Signature

General Counsel/Chief Compliance Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE 1

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

            The following table sets forth all transactions that were effected during the past sixty (60) days in shares of Common Stock by the Reporting Person. Each transaction was effected in the open market through a broker-dealer.

Transaction Date	Type of Transaction	Number of Shares	Amount	Price
8/14/2018	Sell	25,000	-$74,567.50	$2.98
8/14/2018	Sell	1,000	-$2,982.70	$2.98
8/14/2018	Sell	1,000	-$2,982.70	$2.98
8/14/2018	Sell	1,000	-$2,982.70	$2.98
8/14/2018	Sell	63,500	-$189,401.45	$2.98
8/14/2018	Sell	63,500	-$189,401.45	$2.98